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EXHIBIT 99.1

            Summary of 2002 October Operating Profit Results (POSCO)

POSCO will release its 2002 October operating profit results on November 5, 2002.

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
                                             (Unit: 1,000tons, KRW BN)
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         Items                 '02.10           '02
                                             (Jan-Oct)        --------
                                                                  YoY
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
Crude Steel Production         2,424          23,327               90
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     Sales Volume              2,430          22,660               99
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         Sales                 1,096           9,630              358
   Operating Profit              235           1,425              180
Operating Profit Margin        (21.4)          (14.8)            (1.4)
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      Total asset             17,390          17,390             -138
   Total Liabilities           5,894           5,894           -1,890
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

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes. All financials in this presentation are based on non-consolidated financial statements.